Filed by Hotels.com
Pursuant to Rule 425 under the Securities Act of 1933
Subject company: Hotels.com
Commission File No. 000-29575

FOR IMMEDIATE RELEASE
THURSDAY, MAY 1, 2003

HOTELS.COM ANNOUNCES Q1 2003 RESULTS

DALLAS, TX, May 1, 2003 – Hotels.com (Nasdaq: ROOM), the largest specialized provider of discount lodging worldwide, today announced its results for the 1st quarter of 2003.

Hotels.com management will participate in the USA Interactive earnings conference call at 12:00 p.m. Eastern Time today. The conference call will be webcast at www.usainteractive.com/investor relations. Replays of the conference call will not be available due to securities laws restrictions as a result of recent merger announcements by the companies.

     Highlights of Q1 ’03 vs. Q1 ’02:

•	Revenue: $277.4mm, + 67.4%
•	Net income: $18.6 mm, + 44.0%
•	Earnings per share, diluted: $0.32, + 46.2%
•	Adjusted Net Income: $22.1 mm, + 30.6%
•	Adjusted EPS, diluted: $0.38, + 32.6%
•	Merchant room nights stayed: 2.3mm, + 63.4%

Financial Data	3 Months Ended:
			%
(in 000's, except per share data)	3/31/03	3/31/02	Change

Revenue	$277,427	$165,712	+67.4%
Gross profit	$83,419	$52,315	+59.5%
Income from operations	$27,246	$18,768	+45.2%
Net income	$18,630	$12,934	+44.0%
Earnings per share, diluted	$0.32	$0.22	+46.2%
EBITA[1]	$32,622	$25,129	+29.8%
Adjusted Net Income[1]	$22,123	$16,938	+30.6%
Adjusted Earnings Per Share, diluted[1]	$0.38	$0.29	+32.6%
Weighted average shares o/s, diluted	57,563	58,445	-1.5%
[1] See Notes 2 & 3 to Condensed Statement of Income
Operating Data
Room Nights Stayed, net of cancellations[2]	2,301,000	1,408,000	+63.4%
Average Daily Rate[2]	$116.00	$115.70	+0.3%
Cities Served[2]	362	218	+66.1%
Domestic	203	146	+39.0%
International	159	72	+120.8%
Properties Under Contract[2]	8,081	6,058	+33.4%
Affiliates	36,659	25,755	+42.3%
[2] Merchant only; excludes commissionable lodging

1st Quarter Results

For the 1st quarter ended March 31, 2003, Hotels.com’s revenue increased by 67.4% to $277.4 million from $165.7 million a year earlier. Net income increased by 44.0% to $18.6 million from $12.9 million, and earnings per share, diluted, increased by 46.2% to $0.32 from $0.22.

EBITA (defined as income from operations, plus non-cash marketing and distribution expense, non-cash compensation, and other amortization) increased 29.8% to $32.6 million from $25.1 million, while Adjusted Net Income (defined as net income, plus non-cash marketing and distribution expense, non-cash compensation, and other amortization, all net of related tax expense) increased by 30.6% to $22.1 million from $16.9 million. Adjusted EPS, diluted, increased by 32.6% to $0.38 from $0.29.

Weighted average shares outstanding, diluted, decreased by 1.5% to 57,563,000 from 58,445,000. The decrease is attributable to the Company’s repurchase of 1.55 million of its Class A common shares in early January.

Business Review

David Litman, chief executive officer and co-founder of Hotels.com, commented, “The first quarter of 2003 was outstanding for Hotels.com in all respects. Revenue of $277.4 million was a sequential increase over Q4 of 2002, and exceeded our budget by $32.4 million or 13.2%. We achieved this in spite of the impact of the Iraq war on the travel and lodging industries. All profitability measures, including net income, earnings per share, EBITA, adjusted net income and adjusted EPS were well ahead of budget.”

“Cash flow during the quarter was also quite strong,” said Mel Robinson, chief financial and strategic officer. “The company generated $72.9 million in free cash flow ($78.4 million in cash from operations, less $5.5 million in capital expenditures) during the quarter. This virtually funded the $73.4 million spent in January to repurchase 1.55 million shares of our Class A common stock. Liquidity remains excellent with cash and investments of $399.3 million as of March 31st.”

Bob Diener, president and co-founder, stated, “Our flagship branded website, www.hotels.com, celebrated its first anniversary on March 25th of this year. The brand continued its amazing growth throughout the first four months of 2003, with several recent days in excess of 38% of our total daily bookings. And while business from repeat customers is growing well, we are especially excited by the fact that tens of thousands of entirely new customers are booking on www.hotels.com every week, an excellent indicator of future repeat business potential. Our highly effective marketing and advertising program, combined with our outstanding values, extensive lodging inventory, and ease of use, are driving an increasing amount of traffic to www.hotels.com, as the number of monthly unique visitors reached a new high of nearly 3.5 million in March.”

Mr. Diener added, “Business generated through our more than 36,000 affiliates was also strong. We enjoyed growth from several newer affiliates, such as the new call transfer program with Amtrak’s call centers, as well as many of our more established affiliate partners. We were also recently named as the exclusive travel provider for Nasdaq.com, which is both a good source of future revenue and a great honor. The pipeline for future affiliate deals is full and we expect many new affiliate partners to sign on with us in the months ahead.”

The company’s supply of lodging properties also continued to grow, with nearly 8,100 hotel and vacation rental properties under contract around the world. This includes nearly 7,200 domestic and international hotels, and over 900 vacation rental properties.

Mr. Litman commented, “It is clear that owners and managers of hotels and vacation rental properties are increasingly recognizing the extraordinary role that Hotels.com plays in the distribution of lodging. This is particularly evident in international markets, where we now have guaranteed supply contracts with over 2,500 hotel and vacation rental properties in 159 international destinations.”

“But our approach to lodging supply is the same throughout the world,” he continued. “We build strong, mutually beneficial and long-lasting relationships with owners and managers at the local property level. These are the people that make the key decisions about distribution, pricing and room allocation across numerous distribution channels. We commit to help them fill their rooms and to generate revenue for them, and we deliver on that commitment every day.”

Hotels.com — USA Interactive Merger Agreement

As previously announced on April 10, 2003, Hotels.com and USA Interactive entered into a Merger Agreement, pursuant to which shares of Hotels.com common stock will be converted into shares of USA Interactive common stock, and Hotels.com will become a wholly-owned subsidiary of USA Interactive. The transaction is expected to be complete during the summer. Mr. Litman stated, “Although our ownership structure will be changing, our core values as a company will not. We will continue to focus on providing great values to our customers, helping our hotel, vacation rental and affiliate partners sell as many rooms as possible, and delivering excellent returns for our shareholders. We believe that this transaction will serve as a catalyst towards reaching these goals. The opportunities to work within and across USA Interactive are countless, and we believe that this decision is best for the company and its shareholders over the long term.”

This news release contains “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended. The Company has based these forward-looking statements on its current expectations and projections about future events, based on the information currently available to it. The forward-looking statements include statements relating to the Company’s anticipated financial performance, business prospects, new developments, new strategies and similar matters. The following important factors, in addition to those described under the section “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (which is available upon request from the Company or on the Company’s website, www.hotels.com, under the heading “Investor Relations”) may affect the future results of the Company and cause those results to differ materially from those expressed in the forward-looking statements; material adverse changes in the economic conditions in the Company’s markets including as a result of terrorist actions; future regulatory actions and conditions in the Company’s operating areas; competition from others; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and the ability to obtain and retain key executives and employees. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.

This news release includes certain non-GAAP measures, including EBITA, Adjusted Net Income, Adjusted EPS and Free Cash Flow. See the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, for additional discussion regarding the Company’s use of such non-GAAP measures, and the reasons the Company believes that such non-GAAP measures provide useful information to investors.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction described above, USA Interactive and Hotels.com will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about USA Interactive and Hotels.com, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of USA Interactive’s filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Hotels.com’s filings may be obtained by directing a request to Hotels.com, 8140 Walnut Hill Lane, Suite 800, Dallas, TX 75231, Attention: Investor Relations.

FOR FURTHER INFORMATION:

GENERAL and ANALYST INQUIRIES	MEDIA INQUIRIES
Molly Branch	Lois Fuhr
Director of Investor Relations	Fuhr & Associates
Hotels.com	206-236-0606
214-361-7311, ext. 1331	lfuhr@fuhrassoc.com
mbranch@hotels.com

HOTELS.COM
Condensed Statement of Income
(Unaudited)
(In thousands, except for per share amounts)

	Three Months Ended March 31,

	2003	2002

Revenues	$277,427	$165,712
Cost of revenues	194,008	113,397

Gross profit	83,419	52,315
Operating expenses:
Selling general & administrative (3)	49,420	26,521
Depreciation	1,377	665
Amortization — other	626	289
Non-cash marketing and distribution expense (4)	4,661	6,072
Non-cash stock-based compensation	89	—

Total operating expenses	56,173	33,547

Income from operations	27,246	18,768
Interest & other income, net	1,414	1,131

Income before income tax	28,660	19,899
Provision for income tax	10,030	6,965

Net Income	$18,630	$12,934

Net income per share (basic)	$0.33	$0.22

Net income per share (diluted)	$0.32	$0.22

Weighted average shares outstanding (basic)	57,066	57,531

Weighted average shares outstanding (diluted)	57,563	58,445

Reconciliation of Income from Operations to EBITA (1) (2):
Income from operations	27,246	18,768
Adjustment for non-cash expense:
Amortization — other	626	289
Non-cash marketing and distribution expense (4)	4,661	6,072
Non-cash compensation	89	—

EBITA (1) (2)	32,622	25,129

Reconciliation of Net Income to Adjusted Net Income (1) (2):
Net income	18,630	12,934
Adjustment for non-cash expense:
Amortization — other	626	289
Non-cash marketing and distribution expense (4)	4,661	6,072
Non-cash compensation	89	—

Total non-cash expense	5,376	6,361

Adjusted net income before tax impact of non-cash expense	24,006	19,295
Tax impact of non-cash expense	1,883	2,357

Adjusted Net Income (1) (2)	$22,123	$16,938

Adjusted EPS Excluding Certain Non-Cash Charges (basic) (1) (2)	$0.39	$0.29

Adjusted EPS Excluding Certain Non-Cash Charges (diluted) (1) (2)	$0.38	$0.29

Weighted average shares outstanding (basic)	57,066	57,531

Weighted average shares outstanding (diluted)	57,563	58,445

Notes:

(1)  EBITA is defined as income from operations, plus amortization of non-cash distribution and marketing expense, non-cash compensation, and other amortization. Adjusted Net Income is defined as net income, plus amortization of non-cash distribution and marketing expense, non-cash compensation, and other amortization, all net of related tax expense. Adjusted EPS is defined as Adjusted Net Income divided by weighted average shares outstanding (basic and diluted).

(2)  EBITA, Adjusted Net Income and Adjusted EPS are presented for informational purposes only, and are not a substitute for the historical financial information presented in accordance with generally accepted accounting principles. The Company believes EBITA and EBITA as a percentage of revenue (“EBITA Margin”) provide investors and analysts with useful information concerning the Company’s cash operating profits and its cash operating margins, and assists in comparing the Company with other industry peers. Furthermore, the Company has historically used EBITA and EBITA Margin as internal measures of the Company’s performance. The Company believes that Adjusted Net Income and Adjusted EPS are logically derived from EBITA and are similarly useful to investors and analysts.

(3)  SG&A includes adverising and marketing expense of $12,166 and $4,579 for the three months ended March 31, 2003 and 2002, respectively.

(4)  Non-cash marketing and distribution expense includes amortization of warrants issued to affiliates, and non-cash marketing expense of $0.9 million related to television advertising on USA Networks during the three months ended March 31, 2002.

HOTELS.COM
Selected Balance Sheet Data
(Unaudited)
(In thousands)

	March 31,	March 31,

	2003	2002

Cash & cash equivalents	$72,034	$78,592
Short-term investments held for sale	327,252	223,547
Fixed assets, net	22,744	10,629
Accounts payable	91,768	66,831
Deferred revenue	112,127	82,582